Exhibit 99.1

[E-HOUSE (CHINA) HOLDINGS LIMITED LETTERHEAD]

E-HOUSE (CHINA) HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: EJ)

Notice of Annual General Meeting

to be held on November 21, 2014
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of E-House (China) Holdings Limited (the “Company”) will be held at Room 1103, 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on November 21, 2014 at 2:00 p.m. (local time).  No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 31, 2014 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.ehousechina.com, or by writing to Michelle Yuan, E-House (China) Holdings Limited, 11F, Qiushi Building, No.383 Guangyan Road, Zhabei District, Shanghai 200072, the People’s Republic of China, or by email to michelleyuan@ehousechina.com.

By Order of the Board of Directors,
E-House (China) Holdings Limited

/s/ Xin Zhou

Xin Zhou
Co-Chairman

Shanghai, October 31, 2014